April 18, 2012

Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

Re:	Form 10-K for the Year ended December 31, 2011
Filed February 13, 2012
File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated March 28, 2012 to Mr. James B. Flaws of Corning Incorporated (“Corning”).  For your convenience, we have included the Staff’s comments below followed by our related response.

Form 10-K for the Year Ended December 31, 2011

Item 15 – Exhibits, Financial Statement Schedules, page 57

Note 6 – Income Taxes, page 80

1.
It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts.  Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Company response

In 2011, we generated the most significant amount of taxable income in Taiwan, which resulted in our largest provision for foreign taxes. Given our large customer base in Taiwan, we have made significant investments in LCD manufacturing there, for which we were granted tax incentives and tax holidays.

We do not generate a disproportionate amount of taxable income in countries with very low tax rates.  After Taiwan, the United States was the country in which we generated the most significant amount of taxable income and provision for income taxes.  In 2011, our U.S. tax rate was only slightly lower than the statutory rate of 35%.

Combined, Taiwan and the U.S. represented 93% of our consolidated provision for income taxes.

Additionally, as disclosed in our rate reconciliation table in Note 6, our consolidated effective tax rate is lower than the U.S. statutory rate, primarily because our income before income taxes includes equity earnings of  nonconsolidated equity affiliates (principally Dow Corning Corporation and Samsung Corning Precision Materials Co., Ltd.) net of their respective tax provisions (benefits).

Note 7 – Investments, page 83

Pittsburgh Corning Corporation (PCC), Page 88

2.
You disclose that at the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against you alleging various theories of liability based on exposure to PCC’s asbestos products.  In addition, you also disclose that you are currently involved in approximately 9,900 other cases alleging injuries from asbestos.  Please enhance your disclosure to clarify whether these 9,900 other cases are the non-PCC asbestos claims that you have recorded $150 million for estimated asbestos litigation liability as disclosed on page 89.

Company response

The relevant current page 89 disclosure states:  “The Amended PCC Plan does not include certain non-PCC asbestos claims that may or may not have been raised against Corning.  Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability.”

In its future filings, Corning will enhance the second sentence of its disclosure as follows (with the number of current cases to be updated at the time of filing):  “Corning has recorded in its estimated asbestos litigation liability an additional $150 million for the approximately 9,900 current non-PCC cases alleging injuries from asbestos, and for any future non-PCC cases.”

3.
We note your disclosure that the 9,900 other cases alleging injuries from asbestos have been covered by insurance without material impact to you to date.  We also note your disclosure that several of your insurers have commenced litigation concerning the extent of any insurance coverage for these claims.  Please disclose the amount of insurance payments you have received in the past related to these claims.  Please also clarify your disclosure to state whether this litigation relates to recovery of past insurance payments or future insurance payments.

Company response

The relevant current page 88 disclosure states:  “Those cases have been covered by insurance without material impact to Corning to date.  As described below, several of Corning’s insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims.”

In its future filings, Corning proposes to clarify its disclosure by adding the following (with the date and dollar amounts to be updated at that time of filing):  “Those cases have been covered by insurance without material impact to Corning to date.  As of December 31, 2011, Corning had received approximately $18.5 million in insurance payments related to those claims.  As described below, several of Corning’s insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for past and future defense and indemnity costs for these claims.”

Note 11 – Other Liabilities, page 92

Asbestos Litigation, page 92

4.
With respect to the non-PCC asbestos claims, please tell us what consideration you gave to disclosing the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim.  Refer to Question 3 of SAB Topic 5:Y.

Company response

During the PCC bankruptcy, the U.S. Bankruptcy Court for the Western District of Pennsylvania issued an injunction during 2003 that enjoined the filing of asbestos claims against Corning.  As a result, the number of claims dismissed, settled, or otherwise resolved for each period presented has not been significant, and has not been disclosed.  From January 2009 through December 2011, none of the non-PCC asbestos claims were settled.

Dow Corning Corporation and Subsidiaries Financial Statements, page 117

Report of Independent Registered Public Accounting Firm, page 119

5.	In future filings, please ensure that you file a signed audit report which indicates the city and state where the audit report was issued in accordance with Rule 2-02(a) of Regulation S-X.

Company response

In response to the staff’s comment, we note that the Report of Independent Registered Public Accounting Firm, on page 119, was issued in Detroit, Michigan.  In future filings, we will ensure that all signed audit reports include the city and state where such audit report was issued, in accordance with Rule 2-02(a) of Regulation S-X.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct questions regarding this response to me at (607) 974-3331.

Sincerely,

/s/ R. Tony Tripeny
R. Tony Tripeny
Sr. Vice President & Corporate Controller

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
James B. Flaws, Vice Chairman and Chief Financial Officer
Vincent P. Hatton, Sr. Vice President & General Counsel
Susan L. Ford, Vice President, Tax
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Michael Thiessen, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling LLP